
October 25, 2021

Andrew Allen
President and Chief Executive Officer
Gritstone bio, Inc.
5959 Horton Street, Suite 300
Emeryville, California 94608

> **Re: Gritstone bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 15, 2021**
> **File No. 333-260292**

Dear Dr. Allen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Brian Cuneo, Esq.